CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in this Registration Statement on Form N-14 of our report dated December 28, 2021, relating to the financial statements and financial highlights of Green Owl Intrinsic Value Fund, a series of Valued Advisers Trust, for the year ended October 31, 2021, and the inclusion of our report dated October 31, 2022, relating to the special purpose schedule of investments and related notes of the separately managed accounts advised by Kovitz Investment Group Partners, LLC as of September 30, 2022, to be acquired by Kovitz Core Equity ETF, and to the references to our firm under the headings “Comparison of Service Providers” and “Financial Highlights” in the Combined Information Statement/Prospectus and “Independent Registered Public Accounting Firm” and “Financial Statements” in the Statement of Additional Information.

/s/ Cohen & Company, Ltd.

COHEN & COMPANY, LTD.

Cleveland, Ohio

November 2, 2022